Exhibit 99.1

Press Release January 16th, 2025

James Hardie Announces Timing of Third Quarter FY25
Earnings Release and Conference Call

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced it will release financial results for the third quarter of its 2025 fiscal year after the market closes in the United States on Tuesday, February 18th and before the market opens in Australia on Wednesday, February 19th. Following the release, the company will hold a conference call to discuss results, hosted by Aaron Erter, CEO and Rachel Wilson, CFO. The event will be webcast live on the Investor Relations page of James Hardie’s corporate website (www.jameshardie.com) at the following times for the respective time zones:
•US: 5PM EST / 4PM CST on Tuesday, February 18th, 2025
•Dublin: 10PM GMT on Tuesday, February 18th, 2025
•Australia: 9AM AEDT on Wednesday, February 19th, 2025

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10044508-jgvby.html
Webcast Registration:             https://edge.media-server.com/mmc/p/4fyvvxa4

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Press Release: James Hardie Announces Timing of Third Quarter FY25 Earnings Release and Conference Call